                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                FINAL AMENDMENT
                                      TO
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

    (Pursuant to Section 13(e) (1) of the Securities Exchange Act of 1934)

                              SAGA SYSTEMS, INC.
                     (Formerly, Software AG Systems, Inc.)
                               (Name of issuer)

                              SAGA SYSTEMS, INC.
                     (Name of Person (s) Filing Statement)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  786610-10-5
                     (CUSIP Number of Class of Securities)
                               DANIEL F. GILLIS
                      PRESIDENT & CHIEF EXECUTIVE OFFICER
                              SAGA SYSTEMS, INC.
                          11190 SUNRISE VALLEY DRIVE
                            RESTON, VIRGINIA  20191

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)
                                  COPIES TO:
                               RICHARD E. BALTZ
                                ARNOLD & PORTER
                           555 TWELFTH STREET, N.W.
                           WASHINGTON,  D.C.  20004
                                (202) 942-5124
                              (202)942-5999 (FAX)

                                APRIL 27, 1999
              (Date Tender Offer First Published, Sent or Given)
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   This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule
13E-4 (the "Statement"), dated April 27, 1999, filed by SAGA SYSTEMS, Inc. (formerly Software AG Systems, Inc.) (the "Company"), relating to the Company's offer to purchase up to 6,000,000 shares of its common stock, $.01 par value per share (the "Shares") at per share prices specified by tendering shareholders not greater than $8.00 nor less than $6.50 per Share, in cash, net to the stockholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated April 27, 1999 and in the related Letter of Transmittal.

   ITEM 1.  Security and Issuer

   The Offer expired at 5:00 p.m., New York City time, on May 25, 1999 Based upon preliminary results, the Company expects to purchase
   200 Shares at a Purchase Price of $8.00 per Share.

   ITEM 8.  Additional Information

   On May 26, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as
   Exhibit 9 (i), which is incorporated herein by reference.

                                SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

   May 26, 1999
                                SAGA SYSTEMS, Inc.
                                By: /s/ Harry K. McCreery
                                Harry K. McCreery,
                                Vice President, Treasurer and
                                Chief Financial Officer